

July 11, 2017

Via E-mail
Ulrich Spiesshofer
Chief Executive Officer
ABB Ltd
Affolternstrasse 44
CH-8050 Zurich, Switzerland

  Re: ABB Ltd
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 13, 2017
    File No. 1-16429

Dear Mr. Spiesshofer:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Our business is exposed to risks associated with the volatile global economic environment and political conditions, page 6.</u>

1. You state that you have conducted business with countries identified by the U.S. government as state sponsors of terrorism. Iran, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not describe contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your letter to us dated January 21, 2015, whether through subsidiaries, distributors, wholesalers, OEMs or other direct or indirect arrangements. You should describe any goods, technology, technical data or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Ulrich Spiesshofer
ABB Ltd
July 11, 2017
Page 2

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. In the referenced letter you stated that you did not conduct business in the "military sector" in Syria. On page 19 you state that your Robotics business offers robots and controllers, which are included in the Commerce Department's Commerce Control List. Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria since the referenced letter are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which are you aware. Also, advise us whether, to the best of your knowledge, understanding and belief, any such items have been put to military uses by Sudan or Syria, and discuss any such uses of which you are aware.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
     Assistant Director
     Division of Corporation Finance